

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 15, 2015

Mr. Todd A. Gipple
Executive Vice President, Chief Operating Officer,
And Chief Financial Officer
QCR Holdings, Inc.
3551 7th Street
Moline, Illinois 61265

> **Re: QCR Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 12, 2015**
> **File No. 000-22208**

Dear Mr. Gipple:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 8. Financial Statements

Consolidated Statements of Income, page 60

1. The staff notes the line item titled Losses on other real estate owned, net in noninterest income. Please revise future filings to present the net cost of operation of other real estate in noninterest expense pursuant to Rule 9-04 14 (d) of Regulation S-X.

Item 9A. Controls and Procedures

Report of Independent Registered Public Accounting Firm, page 132

2. Please expand the report to include the opinion paragraph in an amendment to the Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3291 with any questions.

Sincerely,

/s/ H. Stephen Kim

H. Stephen Kim
Assistant Chief Accountant
Office of Financial Services